Exhibit 1A-6d

Transfer of Units of Tate Investment Properties, LLC
To American Gas & Technology LP

1.            This transfer agreement (“Agreement”) is made effective as of September 12, 2017, between Raymon E. Tate, Jr. (“Tate”) and American Gas & Technology LP, an Oregon limited partnership, (“AG&T”) regarding the transfer of units (“Units”) of Tate Investment Properties, LLC, an Oregon limited liability company, (“TIP”) from Tate to AG&T.

2.            TIP acquired real property consisting of two buildings totaling 132,000 square feet on 8.8 acres of land commonly known as 1270 SE Monmouth Cutoff Road, Dallas, OR 97338 (“Property”).  TIP purchased the Property so that it could be used by AG&T as AG&T’s headquarters and research and development facility.  This was done so that any liability regarding the Property would not affect AG&T and any liability regarding AG&T would not affect the Property.  The Property was and still is owned by TIP, which was and is 100% owned and controlled by Tate, who is also the majority owner of AG&T.

3.            For purposes of raising investment money, Tate and AG&T have agreed that it is better that AG&T acquire all ownership of TIP, while also leaving title to the Property in TIP to keep liabilities of each separate.

4.            Tate represents and warrants that he owns all outstanding Units of TIP, that no other person has an ownership interest in these Units, and that there are no liens, warrants, options, judgments or other obligations against these Units.

5.            Subject to the provisions of this Agreement, Tate hereby transfers to AG&T (“Transfer”) all Units that Tate owns in TIP.

6.            The Assignment Agreement includes a transfer to AG&T of the right of TIP to receive a $338,000 holdback reserve to be paid by the first mortgage holder, Precision Capital, when a demonstration liquid natural gas (“LNG”) station is refurbished and successfully produces and pumps the first batch of LNG into a vehicle.  AG&T and TIP hereby agree that the $338,000 will be paid to TIP and used by TIP for expenses rather than being transferred to AG&T.

7.            The General Partner of AG&T is LNG Management Services Inc. (“LMSI”), which is owned and controlled by Tate.  Pursuant to AG&T’s limited partnership agreement, the Limited Partners have the right to remove a General Partner for cause upon the affirmative vote or written consent of Limited Partners who hold at least seventy percent (70%) of the outstanding Units. Tate, though, has personally guaranteed two deeds of trust (“Deeds of Trust”) secured by the Property.

a.            As a condition to the Transfer of the TIP Units to AG&T, AG&T and Tate agree that LMSI will not be removed as the General Partner of AG&T under any conditions unless and until Tate no longer has any personal liability under guarantees or otherwise regarding the Deeds of Trust. Also, Tate shall receive 100% of all tax losses of TIP until he no longer has any personal liability under guarantees

b.            AG&T has entered into a lease agreement with TIP and TIP is using the rent payments to pay the Deeds of Trust.  As yet a further condition, if AG&T cannot make the rent payments, then Tate has the power in his sole discretion to take whatever steps are needed to prevent foreclosure of the Deeds of Trust.  This includes but is not limited to refinancing the Property and even selling the Property.  In the latter situation TIP would provide AG&T with any net proceeds from the sale less the amount needed to pay off the Deeds of Trust.

c.            As a further condition to the Transfer, AG&T agrees that the General Partner may make a Reg. A+ securities offering of AG&T Units on terms and conditions determined by the General Partner.

d.            As is required by its partnership agreement, AG&T will obtain the written consent of the holders of at least fifty-one percent (51%) in interest of the outstanding AG&T Units to these conditions.

8.            In any litigation or arbitration relating to or arising out of this Agreement, the prevailing party will be entitled to costs and attorneys' fees.

9.            If Tate has a certificate evidencing the Units, Tate will immediately complete and sign the back side(s) of the unit certificate(s) in a manner sufficient to transfer the required number of Units and will deliver those certificates to AG&T or TIP.  In that event TIP is instructed to issue a new certificate to AG&T to correctly reflect the number of Units in TIP that AG&T hold subsequent to this Transfer.

TRANSFEROR	AMERICAN GAS & TECHNOLOGY LP

By:
Raymon E. Tate, Jr.	Print name: Raymon E. Tate, Jr. Title: 9/12/17